                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                      ENDO PHARMACEUTICALS HOLDINGS INC.
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                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)

                                  29264F205
                          --------------------------
                                (CUSIP Number)


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             (Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed " for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 pages

CUSIP No. 29264F205
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           1.    Names of Reporting Persons.

                 I.R.S. Identification Nos.  of above persons (entities only).

                 BB BIOTECH AG

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           2.    Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a)   [X]

                 (b)   []

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           3.    SEC  Use Only

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           4.    Citizenship or Place of Organization

                          SWITZERLAND
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Number of               5.   Sole Voting Power
Shares Beneficially                 -0-
Owned by Each
Reporting               -------------------------------------------------------
Person With:
                        6.   Shared Voting Power

                                         1,449,500

                        -------------------------------------------------------

                        7.   Sole Dispositive Power

                                         -0-

                        -------------------------------------------------------

                        8.   Shared Dispositive Power

                                         1,449,500

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           9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                               1,449,500

          10. Check if the Aggregate Amount in Row (11) Excludes Certain shares

          11.   Percent of Class Represented by amount in Row (11)
                              1.6%

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          12.   Type of Reporting Person (See Instructions)            HC, CO

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                              Page 2 of 6 pages

CUSIP No. 29264F205
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           1.    Names of Reporting Persons.

                 I.R.S. Identification Nos.  of above persons (entities only).

                      BIOTECH TARGET S.A.

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           2.    Check the Appropriate Box if a Member of a Group
                 (a)  [X]

                 (b)  []

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           3.    SEC  Use Only

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           4.    Citizenship or Place of Organization

                         PANAMA

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Number of               5.   Sole Voting Power
Shares Beneficially                      -0-
Owned by Each
Reporting               -------------------------------------------------------
Person With:
                        6.   Shared Voting Power

                                         1,449,500

                        -------------------------------------------------------

                        7.   Sole Dispositive Power

                                         -0-

                        -------------------------------------------------------

                        8.   Shared Dispositive Power

                                         1,449,500

-------------------------------------------------------------------------------
           9.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,449,500

          10. Check if the Aggregate Amount in Row (11) Excludes Certain shares

          11.    Percent of Class Represented by amount in Row (11)

                               1.6%

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          12.    Type of Reporting Person

                                CO
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                              Page 3 of 6 pages

CUSIP No. 29264F205
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ITEM 2.

     (a)   Name of Person Filing
                 BB Biotech AG ("BB Biotech")
                 Biotech Target S.A. ("Biotech Target")

     (b) Address of Principal Business Office or, if none, Residence

                 BB Biotech           Biotech Target
                 Vordergasse 3        Swiss Bank Tower
                 8200 Schaffhausen    Panama 1
                 CH/Switzerland       Republic of Panama

     (c)   Citizenship

                 See Item No. 4 of cover pages.

     (d)   Title of Class of Securities
                 Common Stock, Par Value $.01 Per Share

     (e)   CUSIP Number
                 29264F205

ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:
                 1,449,500

     (b)   Percent of class:
                  1.6%

     (c) Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote
                               -0-

                 (ii)  Shared power to vote or to direct the vote
                               1,449,500

                 (iii) Sole power to dispose or to direct the disposition of
                               -0-

                 (iv)  Shared power to dispose or to direct the disposition of
                               1,449,500


ITEM 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     This statement is filed jointly by BB Biotech and Biotech Target. Biotech Target is a wholly-owned subsidiary of BB Biotech.


                              Page 4 of 6 pages

CUSIP No. 29264F205
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                                  SIGNATURES

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  BB BIOTECH AG


Date: February 14, 2001           By:      /s/ Dubravka Racjnak
                                           ---------------------

                                  Name:    Dubravka Racjnak
                                           ---------------------

                                  Title:   Signatory Authority
                                           ---------------------


Date: February 14, 2001           By:      /s/ Anders Hove
                                           ---------------------

                                  Name:    Anders Hove
                                           ---------------------

                                  Title:   Signatory Authority
                                           ---------------------


                                  BIOTECH TARGET S.A.


Date: February 14, 2001           By:      /s/ Dubravka Racjnak
                                           ---------------------

                                  Name:    Dubravka Racjnak
                                           ---------------------

                                  Title:   Signatory Authority
                                           ---------------------


Date: February 14, 2001           By:      /s/ Anders Hove
                                           ---------------------

                                  Name:    Anders Hove
                                           ---------------------

                                  Title:   Signatory Authority
                                           ---------------------




                              Page 5 of 6 pages

CUSIP No. 29264F205
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                                EXHIBIT INDEX
                                -------------

Exhibit 1: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.*

















































---------------------
* Previously filed.

                              Page 6 of 6 pages